Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a slide set to be used in presentations given by EMC’s management to the investment community.

where information lives
EMC²
where information lives

EMC Acquires Legato Systems, Inc.

July 8, 2003

© 2003 EMC Corporation. All rights reserved.
1

EMC Acquires Legato Systems, Inc.

July 8, 2003

© 2003 EMC Corporation. All rights reserved. 1

EMC Acquires Legato

•	Acquisition cost: approximately $1.3B

•	Expected closing Q4, 2003
—	Subject to regulatory approval

•	Legato background:
—	Market focus – Information Lifecycle Management (ILM) solutions including backup and restore, application monitoring/availability, content, messaging management
—	Revenue: $262m in 2002
—	Customers – 31000 customers worldwide
—	Sales/GTM – 500 customer facing personnel; over 400 alliance partners

© 2003 EMC Corporation. All rights reserved. 2

Why EMC/Legato

•	Information Lifecycle Management (ILM):
—	Shared focus on helping customers manage their information throughout the lifecycle
—	Complements EMC’s product line and expands focus to growth areas like email, content management and HSM/Archive

•	Solutions: Accelerates EMC’s evolution as the leading provider of comprehensive, integrated information storage solutions

•	Software: Most comprehensive ILM software capabilities in the industry

•	Reach: Legato’s direct sales force and extensive channel program complement and extend EMC’s reach

•	Financial impact: Slightly accretive 2004, accelerates software mix goal

© 2003 EMC Corporation. All rights reserved. 3

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EMC² where information lives

Information Comes From Applications

Storage has increasingly integrated with applications

THE
ENTERPRISE
Applications
(CRM, ERP, DW, Email, etc.)

But has become disconnected from the Business

© 2003 EMC Corporation. All rights reserved.
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Information Comes From Applications

Storage has increasingly integrated with applications

[GRAPHIC]

But has become disconnected from the Business

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where information lives

The Intelligent Information Infrastructure

THE ENTERPRISE
APPLICATIONS
Intelligent Information Infrastructure
SCM
DW
Email
CRM
ERP
Business-centric

© 2003 EMC Corporation. All rights reserved.

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The Intelligent Information Infrastructure

[GRAPHIC]

EMC’s Technology Strategy:

Leveraging

Automated Networked Storage to build the

Intelligent Information Infrastructure

© 2003 EMC Corporation. All rights reserved. 5

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EMC²
where information lives

Information Management Today

Primary
(Productio
Storage
ERM
SDMM
EVM
....
Extended
Onli
Sto
Migrate
EDM,
Netbackup
TSM
NetWorker
CA
Ominback
Net Backup
....
Migrat
Backup
Time Navigator
NetVault
Patrol Recovery
SQL-BackTrack
Galaxy
QiNetix Quick
Recovery
Retrospect
EMC Data Mgr
Undelete
Softek DR Mgr
OpenView Data
Protector
NetWorker
LiveVault
DataKeeper
PetaBackup
CAM
REEL Backup
Backup Express
NetBackup
Stage
Snap
S1
Timefinder
Snapview
EVM
....
BrightStor HA Mgr
SRDF
TimeFinder
InfoMover
SnapView
Replication Mgr
MirrorView
Softek TDMF
TDMF Open
StorageWorks Bus. Copy
rapidXchange
ShadowImage
TrueCopy
Flashcopy
XRC
PPRC
Co-Standby Server
etc. . . .
Replicate
Clone
StorHouse RFS/RM
OmniStorage
StorageLibrary System
DFSMhsm
Tivoli Space Manager UNIX
Content Manager CommonStore
IXOS-eCONserver
Enterprise Vault
DiskXtender
DiskXtender Database Edition
EmailXtender
Vault
Archive
Primary
Stage
ArchiveXtender
AppXtender
LiveArchive
BitbyBit Smart Archive
CheckMate for Oracle
Archive for DB2
Archive for Servers
Data Migration Facilities
PetaServe
Utilization Suite
Veritas NetBackup
Storage Migrator
AMASS
DataMgr
FileServ
StorNext Manager Suite
MagnaVault
QiNetix Data Migrator
CA-Archiver
HSM for NetWare
Avalon Archive Manager
Exchange Archive Solutions
ote
ary

© 2003 EMC
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Information Management Today

[GRAPHIC]

© 2003 EMC Corporation. All rights reserved. 6

where information lives

EMC²
where information lives

Information Management Today

Time Navigator
NetVault
Patrol Recovery
kTrack
Quick
y
ect
a Mgr
R Mgr
w Data
r
er
t
per
kup
ckup
Express
up

Primary
(Producti
Storage

Replicate

Policy-driven
Business-centric
Heterogeneous
Application-independent

Vault

ArchiveXtend
LiveArchive
BitbyBit Smart Archive
CheckMate for Oracle
Archive for DB2
Archive for Servers
Data Migration Facilities
PetaServe
Utilization Suite
Veritas NetBackup Storage Migrator

FileServ
StorNext Manager Suite
MagnaVault
QiNetix Data Migrator
CA-Archiver
HSM for NetWare
Avalon Archive Manager
Exchange Archive Solutions

DiskXtender
DiskXtender Database Edition
SANXtender
EmailXtender
VideoXtender

tiary

© 2003 EMC Corporation. All rights reserved.

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Information Management Today

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Needed:

A single method for managing

information from inception to

disposal

Policy-driven

Business-centric

Heterogeneous

Application-independent

© 2003 EMC Corporation. All rights reserved. 7

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EMC²
where information lives

EMC ILM Architecture

- Mgmt Console
- Policy Engine
- Data Catalog
- Replication Mgmt
- Recovery Mgmt

Distributed/
Consolidated
Online
Extended
Online (EOS)
Fixed Content
Archive
Access
Manage
Catalog
Recovery Automation
Migration Automation
Online, Extended Online Storage
Local/Remote Replication
Backup,
Virtual Tape
Recover

- Standard RDBMS Apps
- Custom RDBMS Apps
- Email
- FS HSM/Archive
- Content Cache
- File Distribution
- Doc/Records/Image Mgmt
- Digital Rights Mgmt

- Backup/Recovery
- Media Mgmt

© 2003 EMC Corporation. All rights reserved.

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EMC ILM Architecture

[GRAPHIC]

© 2003 EMC Corporation. All rights reserved. 8

EMC & Legato: Great Product Fit

[GRAPHIC]
Enterprise SRM	Storage Resource Management	ControlCenterFamily / VisualSAN / VisualSRM
Storage Infrastructure Software	Distributed File System	HighRoad
	Volume Mgmt. and Virtualization	PowerPathVolume Manager
	Application Monitoring and Availability (Clustering)	Application Availability Manager / Co-Standby Server
	Network Load Balancing	PowerPath
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy
	Server-Based Replication	RepliStor
Data Management Software	Backup and Recovery	EDM NetWorker
	Media Management	AlphaStor
	Replication Management	Replication Manager / Symmetrix Data Mobility Manager
	HSM and Archive	Avalon DiskXtender / EmailXtender / ArchiveXtender
	Content Management	ApplicationXtender
	Content Distribution	OnCourse

© 2003 EMC Corporation. All rights reserved. 9

EMC/Legato Additional Benefits

•	Provides EMC and EMC’s customers with a broader, more comprehensive software portfolio with a stronger applications focus
•	Provides additional open software “DNA” – people, channels, partners and processes
•	Expands EMC’s sales and distribution capabilities
•	Provides complementary products and customer base
•	Brings EMC’s brand strength and financial stability to Legato customers

© 2003 EMC Corporation. All rights reserved. 10

Integration

•	EMC plans to operate Legato as a division of EMC led by David B. Wright, Legato’s current Chairman and CEO, reporting to Joe Tucci

•	Legato’s sales, marketing and service will continue to focus on selling and servicing Legato’s full line of products and solutions
—	EMC intends to leverage Legato’s extensive channel base

•	EMC and Legato intend to leverage the strengths of their software development teams to accelerate the development and delivery of comprehensive storage management solutions

•	EMC is committed to the open systems backup and restore market and EDM will continue to be a part of our portfolio
—	EMC plans to evaluate the current and planned feature sets of EDM and NetWorker in order to develop an enhanced product roadmap incorporating the best of both products

© 2003 EMC Corporation. All rights reserved. 11

Summary

•	Creates the ultimate information lifecycle management company

•	Provides customers with end-to-end solutions to help lower TCO, improve service levels, improve information availability

•	Accelerates commitment to “openness”

•	Broadens sales and distribution capabilities and customer base

© 2003 EMC Corporation. All rights reserved. 12

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EMC²

where information lives

© 2003 EMC Corporation. All rights reserved.

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© 2003 EMC Corporation. All rights reserved. 13

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Appendix – Facts and Figures

© 2003 EMC Corporation. All rights reserved.
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Appendix – Facts and Figures

© 2003 EMC Corporation. All rights reserved. 14

Legato/EMC Facts and Figures – 2002 data

Fact	EMC	Legato	Combined

Revenues ‘02	$5.4B	$262M	$5.7B

Open Software Revenue	$98.8M	$34.4M	$133.2M

Q1’03			The addition of Legato would have increased EMC’s multi-platform software revenues by 35% in Q1.

Channel Mix	Slightly less than 2/3 Direct	Direct 25%	Slightly less than 2/3 Direct

	More than 1/3 Indirect	Indirect 75%	More than 1/3 Indirect

Legato’s direct sales force and extensive relationships with channel partners complement and extend EMC’s go-to-market strategy and reach

Geographic Mix	NA 59%	NA 54%	NA 59%

	EMEA 24%	Europe 35%	EMEA 25%

	ROW 17%	ROW 11%	ROW 15%

Legato will deepen EMC’s software penetration in EMEA

Number of employees WW (Q1’03)	17,200	Approx. 1500	18,763

Total 2002 R&D spend	$781M	$69.2M	$850m or 14% of combined 2002 revenues

The two companies combined software R&D investment far outpaces the rest of the market and force others to seriously consider their ability to compete in the future.

Number of R&D employees	3000	450	3450 or 18% of total employee base.

© 2003 EMC Corporation. All rights reserved. 15

Legato/EMC Facts and Figures – 2002 data

Fact	EMC	Legato	Combined

Number of sales reps	5600 (customer facing employees)	230 reps; 140 SEs/Consultants	5970 or 32% of total employee base.

Number of customers	Presence in majority of Fortune 1000 Approx. 9,900 customers at the parent company level	Mid market to enterprise focus 31,000 overall Over 350 of Global 500 (>70%)	Provides EMC access to new software opportunities within G2K and further extends our reach down market.

Product focus	Storage systems, software, services	Backup/Recovery, HSM/Archive, Replication, Email and Content management	EMC and Legato together will be the ultimate information lifecycle management company; helping customers get the maximum value from their information at the lowest TCO at every point in the information lifecycle.

Product Mix	55% Systems	49% services	53% Systems

	23% Software	51% software	24% Software

	20% Services		21% Services

Customer Satisfaction	>95%	92% cust sat and renewals over 90% (Q2 current)	>95%

EMC and Legato share a common vision for servicing the customer.

Number of channel partners	300	400 channel partners 1028 certified specialists	Legato’s direct sales force and extensive relationships with channel partners complement and extend EMC’s go-to-market strategy and reach

© 2003 EMC Corporation. All rights reserved. 16

Legato/EMC Facts and Figures – 2002 data

Fact	Gartner Categories	EMC	Legato

Market Segments (Segment Growth* and Share)	Storage Infrastructure Products**	Core Storage Management 2003-2007 CAGR: 3.3% Current Market Share: 32%	N/A

		Data Replication 2003-2007 CAGR: 9.3% EMC Current Market Share: 46%	Data Replication 2003-2007 CAGR: 9.3% Legato Current Mkt Share: 1.3%

EMC leads in 2 of the three Gartner storage management software categories. Legato has a leadership position in the third.	Data Management Products	Backup/Recovery 2003-2007 CAGR: 0.5% EMC Current Market Share: 1.7%	Backup/Recovery 2003-2007 CAGR: 0.5% Legato Current Mkt Share : 7.3%

		HSM/Archive 2003-2007 CAGR: 18% EMC Current Market Share: 0.1%	HSM/Archive 2003-2007 CAGR: 18% Legato Current Mkt Share : 9.2%

	Enterprise Storage Resource Management	Storage Resource Management 2003-2007 CAGR: 24% EMC Current Market Share: 46%	N/A

		Device Management 2003-2007 CAGR: 6.8% EMC Current Market Share: 55%	N/A

		Media Management 2003-2007 CAGR: 1.7% EMC Current Market Share: 0.1%	Media Management 2003-2007 CAGR: 1.7% Legato Current Mkt Share : 1.6%

*	Segment growth is based on CAGR 2002 – 2007; Source: Gartner May 5, 2003 Report // Share is based on 2002 market share in Gartner April 10, 2003 Report.
**	Gartner’s “Storage Infrastructure Products” category contains 3 sub-segments: Core Storage Mgmt., Data Replication, and Volume Mgmt. & Virtualization. Volume Management and Virtualization is not included in this chart. EMC does have presence in this market in 2003 with PowerPath Volume Manager.

© 2003 EMC Corporation. All rights reserved. 17

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Forward Looking Statements

This presentation contains “forward-looking statements” as defined under the Federal Securities Laws. EMC’s actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the acquisition; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission.